SEC FILE NO. 70-7727
                              SEC FILE NO. 70-8593
                              SEC FILE NO. 70-9793
                              SEC FILE NO. 70-9941


                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549





                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS





                                FirstEnergy Corp.

--------------------------------------------
                                            :
        In the matter of                    :
        FirstEnergy Corp.                   :      Certificate Pursuant
                                            :      to Rule 24 of Partial
                                            :      Completion of
                                            :      Transactions
        SEC File No. 70-7727                :
        SEC File No. 70-8593                :
        SEC File No. 70-9793                :
        SEC File No. 70-9941                :
        (Public Utility Holding Company Act :
        of 1935)                            :
--------------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

        The undersigned, FirstEnergy hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the
Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC File No. 70-7727, 70-8593, 70-9793 and 70-9941 respectively, have been carried out in accordance with the Commission's Orders dated October 29, 2001, December 19, 2000, December 22, 1997, November 16, 1995, June 14, 1995,
December 28, 1994, September 12, 1994, December 18, 1992, and June 26, 1990 with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-7727, and the Commission's Orders dated December 26, 2000, December 22, 1997, November 5, 1997, March 6, 1996, January 19, 1996 and July 6, 1995 with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-8593, as follows:


1.      Guarantees Issued
        -----------------

        As successor-by-merger to GPU, FirstEnergy assumed all obligations of GPU under the following guarantees, which were outstanding during the period October 1, 2002 through December 31, 2002.

        (a) Guarantee dated September 1, 1999 for up to $21.3 million in connection with the conversion of a construction loan to a term loan for the Termobarranquilla (TEBSA) project in Colombia. This guarantee expires four years after the loan conversion date (September 2003).

        (b)  Guarantee  of  the   obligations   of  GPUI  Colombia   Ltd.,   and
International Power Advisors, Inc. (the Operators), both of which are subsidiaries of GPU Power, Inc. (GPU Power), which is a wholly owned subsidiary of FirstEnergy, under the operations and maintenance agreement (O&M Agreement) in the TEBSA project. The liability of the Operators under the O&M Agreement is $5.9 million.

        (c) Guarantee to General Electric Capital Corporation of amounts up to the lesser of six months average rent (approximately $8.1 million) or $10 million, to the extent Lake Cogen, Ltd. fails to pay rent when due under the terms of the project lease or chooses not to renew the lease after its initial 11-year term, which expires in August 2004. Lake Cogen, Ltd. is a former subsidiary of GPU International, Inc., which was sold by GPU to Aquila Energy Corporation (Aquila) in December 2000. Aquila has indemnified FirstEnergy for any losses, which FirstEnergy may incur under this guaranty.

2.      Investments by FirstEnergy in Exempt Wholesale Generators
        ---------------------------------------------------------
        and Foreign Utility Companies, and Percentage of Equity Ownership
        -----------------------------------------------------------------

        Set forth below is a summary of the direct or indirect investments as defined in SEC Rule 53(a) by FirstEnergy, as of December 31, 2002 in EWGs and foreign utility companies (FUCOs), as well as the percentage of equity ownership.



                                  First         First          Owners not affiliated with
                                  Energy's    Energy's %            FirstEnergy
                      FUCO       Investment     Equity       -------------------------------
Associate              or        at 12/31/02    Owner-                              Type of
 Company              EWG         ($000)**       ship        Name of Entity         Entity
---------             ----       ----------    -------       ---------------        ------

Empresa               EWG          30,151*     50.001%     AFP Prevision BBV        Foreign
Guaracachi S.A.                                            AFP Futuro de Bolivia    Foreign

Guaracachi            EWG          54,657*        100%     Not Applicable           N/A
America, Inc.

GPU Power, Inc.       EWG         151,543         100%     Not Applicable           N/A

EI International      EWG           1,381*        100%     Not Applicable           N/A

GPUI Colombia,        EWG           1,866*        100%     Not Applicable           N/A
Ltda.

Midlands              FUCO         63,813        20.1%     Aquila, Inc.             Domestic
Electricity plc
(Midlands)

Termobarranquilla     EWG          92,004*      28.67%     ABB Energy Ventures,     Foreign
S.A.                                                       Inc.
                                                           Lancaster Steel          Foreign
                                                           Distral Group            Foreign
                                                           Corp. Electrica          Foreign
                                                           De la Costa
                                                           Atlantica

EI Barranquilla,      EWG          45,176*        100%     Not Applicable            N/A
Inc.

Barranquilla          EWG          45,691*        100%     Not Applicable            N/A
Lease Holdings,
Inc.

Los Amigos            EWG              12*        100%     Not Applicable            N/A
Leasing Company,
Ltd.

International
Power Advisors,
Inc.                  EWG           3,962*        100%     Not Applicable             N/A

                                       4


                                  First         First          Owners not affiliated with
                                  Energy's    Energy's %            FirstEnergy
                      FUCO       Investment     Equity       -------------------------------
Associate              or        at 12/31/02    Owner-                              Type of
 Company              EWG         ($000)**       ship        Name of Entity         Entity
---------             ----       ----------    -------       ---------------        ------

Empresa
Distribuidora
Electrica
Regional,S.A.
(EMDERSA)             FUCO        273,963         100%        Not Applicable         N/A

FE Generation
Corp.                 EWG         794,317         100%        Not Applicable         N/A
                                ---------

Total Aggregate
Investment in
EWGs & FUCOs *                 $1,283,636
                                =========

(*) FirstEnergy's aggregate investment does not include the items shown with asterisks in order to avoid duplication.

(**) Aggregate investment amounts reflected here exclude any goodwill or other fair value adjustments.

        As of December 31, 2002, FirstEnergy also owned, directly or indirectly, a 100% interest in each of the following EWGs, in which its aggregate investment did not exceed $10,000: GPU Power Philippines, Inc. and Hanover Energy Corporation.

        In accordance with Orders dated July 6, 1995 and March 6, 1996 in SEC File No. 70-8593, and Orders dated October 29, 2001 in SEC File No. 70-9793 and 70-9941 and in addition to the reimbursement agreements described in item 1 above, the following is reported:


1.      Financial Statements
        --------------------

        A copy of GPU Capital, Inc.'s (GPU Capital) and GPU Power's unaudited Consolidated Balance Sheets as of December 31, 2002 and unaudited Consolidated Statements of Operations for the twelve months ended December 31, 2002 will be filed separately under a request for confidential treatment pursuant to Rule 104(b).

        GPU Capital was incorporated to secure financing to prepay indebtedness of certain subsidiaries of GPU Electric, Inc. (GPU Electric), and for working capital purposes including investments and acquisitions. A capital contribution was made to GPU Capital of all of the issued and outstanding common stock of GPU Electric, which then became a wholly owned subsidiary of GPU Capital. GPU Capital is a wholly owned subsidiary of FirstEnergy.

        GPU Capital and GPU Electric own and operate electric transmission and distribution systems outside the United States and will be referred to as "GPU Electric."


2.      Investments in Exempt Entities
        ------------------------------

        In July 1999, GPU Electric became the 100% owner (formerly 50% owner) of Avon Energy Partners Holdings, Inc. (Avon) by acquiring the additional 50% ownership interest for (pound)452.5 million (approximately US $714 million). Accordingly, GPU Electric became the sole owner of Midlands' electric distribution and contracting businesses as well as independent power plants worldwide. The acquisition was financed at that time through a US $250 million equity contribution, the issuance of US $50 million of commercial paper by GPU Capital, and a two-year (pound)245 million (approximately US $357 million) credit agreement entered into by EI UK Holdings (EI UK), a wholly owned subsidiary of GPU Electric.

        In March 2002, FirstEnergy announced that it had finalized terms of a joint venture agreement with Aquila, Inc. (formerly Utilicorp United) for Aquila to acquire partial ownership of Avon. Accordingly, on May 8, 2002 Aquila acquired a 79.9 percent interest in Avon for approximately $1.9 billion including the assumption of $1.7 billion of debt. FirstEnergy (through GPU Electric) and Aquila together own all of the outstanding shares of Avon through a jointly owned subsidiary, Aquila Sterling Holdings, Inc. (ASH) with each company having a 50 percent voting interest. FirstEnergy's investment in ASH is held by EI UK.

        In 1999, GPU Electric acquired Empresa Distribuidora Electrica Regional, S.A. (Emdersa), an Argentine holding company, for $375 million. The acquisition was financed at that time through the issuance of commercial paper by GPU Capital and a $50 million capital contribution.

        All of the acquisition debt associated with FirstEnergy's ownership of the above mentioned FUCOs has been retired.


3.      Description of Exempt Entities in Which There are Funds Invested
        ----------------------------------------------------------------

FirstEnergy Generation Corp.
----------------------------

        FirstEnergy Generation, incorporated in October 2000, is a wholly owned subsidiary of First Energy Solutions. FirstEnergy Generation operates fossil fuel plants and a pumped storage plant, most of which is leased from the FirstEnergy Solutions companies and sells all of its output at wholesale prices to FirstEnergy Solutions.

Empresa Guaracachi, S.A.
------------------------

        In July 1995, GPU Power, through Guaracachi America, Inc. acquired from the Bolivian Government a 50.001% interest in Empresa Guaracachi, S.A.(EGSA). EGSA has an aggregate capacity of 338 MW of natural gas-fired and oil-fired generation facilities located in Bolivia in and around the cities of Santa Cruz, Sucre and Potosi which represents more than one-third of Bolivia's generation capacity.

Termobarranquilla, S.A.
-----------------------

        In October 1995, GPU Power, through EI Barranquilla, Inc., acquired a 29% interest in Termobarranquilla, S.A., Empresa de Servicios Publicos (TEBSA). TEBSA has an aggregate capacity of 890 MW of gas-fired generation facilities located near Barranquilla, Colombia. Electricity generated by these facilities is sold to Corporacion Electrica de la Costa Atlantica under a long-term (20.5 years) contract.

Barranquilla Lease Holdings, Inc. and Los Amigos Leasing Company, Ltd.
----------------------------------------------------------------------

        Barranquilla Lease Holdings, Inc., a subsidiary of GPU Power, through its wholly owned subsidiary Los Amigos Leasing Company, Ltd. (Leaseco), owns and leases to TEBSA equipment in generation facilities constructed and operated by TEBSA. The lease provides for TEBSA to make monthly lease payments to Leaseco through September 2011.

Midlands
--------

        Midlands distributes electricity to 2.3 million customers in England in an area with a population of five million. Midlands also owns an independent power production business that generates electricity in England and internationally.

Emdersa
-------

        Emdersa owns three electric distribution companies that serve three provinces in northwest Argentina. The three distribution companies serve approximately 335,000 customers throughout a service territory of approximately 124,300 square miles. The provinces have a total population of about 1.5 million.


4.      Services Obtained From Associated Companies
        -------------------------------------------

        FirstEnergy Generation received administrative and construction services from associate companies (primarily FirstEnergy Service Company) in the amount of $18,285,413 for the three months ended December 31, 2002. GPU Service, Inc. provided administrative services to GPU Power and GPU Electric in the amount of $199,461 and $829,487 respectively, for the three months ended December 31, 2002 in support of operations and management activities.


5.      Services Provided to Associated Companies
        -----------------------------------------

        A description of services provided by FirstEnergy Generation and GPU Power to associate companies during the period October 1, 2002 through December 31, 2002 will be filed separately under a request for confidential treatment under Rule 104(b). GPU Electric did not provide any services to associate companies during this reporting period.

        In accordance with the Commission's Order dated November 5, 1997 in SEC File No. 70-8593, and the Order dated October 29, 2001 in SEC File No. 70-9793 and 70-9941 the following is reported:

a) FirstEnergy's aggregate investment includes all amounts invested, or committed to be invested, in foreign utility companies (FUCOs) and exempt wholesale generators (EWGs), for which there is recourse, directly or indirectly, to the registered holding company. Accordingly, FirstEnergy's aggregate investment as of December 31, 2002 is as follows:

                                                                 (In Thousands)
FUCOs
-----                                                            --------------

Midlands Electricity plc                                           $   13,813
Emdersa                                                               273,963
                                                                    ---------
        Subtotal                                                      287,776
                                                                    ---------

EWGs
----

FE Generation Corp.                                                $  794,317
GPU Power, Inc.                                                       151,543
                                                                    ---------
        Subtotal                                                      945,860
                                                                    ---------
        Aggregate Investment in FUCOs and EWGs                     $1,233,636
                                                                    =========

b) As of December 31, 2002 FirstEnergy's Aggregate Investment in FUCOs and EWGs (in thousands) is $1,233,636.

Aggregate Investment as a Percentage of FirstEnergy and Subsidiary Companies:
-----------------------------------------------------------------------------

Total capitalization                       $ 21,551,415                  5.7%
Net utility plant                          $ 12,679,813                  9.7%
Total consolidated assets                  $ 33,580,773                  3.7%
Market value of common equity              $  9,813,068                 12.6%

c) FirstEnergy and Subsidiary Companies Consolidated Capitalization Ratios as of December 31, 2002:


                                           Amount (000's)                 %
                                           ------------                 -----
Common equity                              $  7,120,049                  33.0
Cumulative preferred stock                      355,394                   1.7
Subsidiary-obligated mandatorily
  redeemable preferred securities               409,867                   1.9
Subsidiary-obligated trust
  preferred securities                              -                      -
Long-term debt                               12,573,288                  58.3
Notes payable                                 1,092,817                   5.1
                                            -----------                 -----

        Total capitalization               $ 21,551,415                 100.0%
                                            ===========                 =====

d) Market-to-book ratio of FirstEnergy and Subsidiary Companies common stock at December 31, 2002:

Closing Market Price per Share                                        $ 32.97
Book Value per Share                                                  $ 24.18
Market-to Book Ratio of Common Stock                                    136.3%

e)  Analysis of Growth in  Retained  Earnings  for  FirstEnergy  and  Subsidiary
Companies:

                                                                 (In Thousands)
                                                                 -------------
Retained Earnings as of 12/31/02                                   $1,711,457
Retained Earnings as of 12/31/01                                    1,521,805
                                                                    ---------
Growth in Retained Earnings                                        $  189,652
                                                                    =========

Analysis of Growth in Retained Earnings:
----------------------------------------

Income contribution from regulated utility companies               $  890,878
Income contribution from FUCOs/EWGs                                   (78,111)
Income contribution from all other companies                          (26,169)
FirstEnergy Holding and Service companies                            (157,318)
Cash dividends declared on common stock                              (439,628)
                                                                    ---------
Growth in Retained Earnings                                        $  189,652
                                                                    =========


f) Statements of Operations for the period ended December 31, 2002 for the following Project Parents and Exempt Entities will be filed separately under a request for confidential treatment under Rule 104 (b):

                  Termobarranquilla, S.A.
                  GPUI Colombia, Ltda.
                  Empresa Guaracachi, S.A.
                  FirstEnergy Generation Corp.
                  Emdersa

                                    SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS CERTIFICATE TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                FirstEnergy Corp.


                                By: /s/ Harvey L. Wagner
                                ----------------------------
                                       Harvey L. Wagner
                                  Vice President, Controller
                                 and Chief Accounting Officer


Date:   March 31, 2003